UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Lavin, William Kane
   190 Beach 137th Street
   Belle Harbor, NY  11694
   USA
2. Issuer Name and Ticker or Trading Symbol
   Alleghany Corporation
   Y
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   August 1, 2001
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |5/1/01|A   |V|65                |A  |           |                   |      |                           |
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                           |8/1/01|M   | |1,884(1)          |A  |$78.0034   |                   |      |                           |
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                           |8/1/01|S   | |1,884             |D  |$215       |708(2)             |D     |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Option (right to buy) |$201.10 |4/30/|A   | |1          |A  |(3)  |4/30/|Common Stock|1,000  |(3)    |            |   |            |
                      |        |01   |    |V|           |   |     |11   |            |       |       |            |   |            |
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Option (right to buy) |$78.0034|8/1/0|M   | |1          |D  |(3)  |4/26/|Common Stock|1,884(1|(3)    |8           |D  |            |
                      |        |1    |    | |           |   |     |03   |            |)      |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) The option, originally granted for 1,000 shares of Common Stock at an exercise price of $147.00, was adjusted for 2% stock dividends paid in
April 1994, 1995, 1996, 1997, 1999, 2000 and 2001, and for the spin off of
Chicago Title Corporation in June 1998.
(2) Includes shares of Common Stock paid by Alleghany Corporation as a stock dividend in April 2001.
(3) One-third of such option becomes exercisable on each of the first, second and third anniversaries of the date of grant.
SIGNATURE OF REPORTING PERSON
/s/ William K. Lavin
DATE
August 8, 2001